Filed Pursuant to Rule 433

Registration No. 333-207668

Citizens Financial Group, Inc.

$350,000,000

2.375% Senior Notes due 2021

Term Sheet

July 25, 2016

The following information relates to Citizens Financial Group, Inc.’s offering of its 2.375% Senior Notes due 2021 and should be read together with the preliminary prospectus supplement dated July 25, 2016 and the accompanying prospectus dated October 29, 2015 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc. (the “Issuer”)

Title of Security:	2.375% Senior Notes due 2021 (the “Notes”)

Principal Amount:	$350,000,000

Expected Security Ratings*:	NR/BBB+/BBB+ (Moody’s/S&P/Fitch)

Trade Date:	July 25, 2016

Settlement Date:	July 28, 2016 (T+3)

Maturity Date:	July 28, 2021

Coupon:	2.375%

Interest Payment Dates:	Semi-annually on January 28 and July 28, beginning on January 28, 2017

Record Dates:	January 13 and July 13

Issue Price:	99.948%

Benchmark Treasury:	1.125% due June 30, 2021

Benchmark Treasury Price / Yield:	99-30 1/4 / 1.136%

Spread to Benchmark Treasury:	125 basis points

Yield to Maturity:	2.386%

Optional Redemption:	The Notes may be redeemed, in whole or in part, at any time or from time to time prior to June 28, 2021 (the date that is one month prior to the scheduled maturity date of the notes), at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus a “make-whole” premium (as described under “Description of the Notes—Optional Redemption” in the Preliminary Prospectus), plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date. The Notes may be redeemed at any time or from time to time on or after June 28, 2021 (the date that is one month prior to the scheduled maturity date of the notes), in whole or in part at a redemption price equal to 100% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Make-Whole Premium:	T+20 basis points

Underwriters’ Commission:	0.350%

Proceeds to Issuer (before expenses):	$348,593,000

CUSIP / ISIN:	174610 AN5 / US174610AN57

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. Morgan Stanley & Co. LLC Citigroup Global Markets Inc. Citizens Capital Markets, Inc. J.P. Morgan Securities LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Credit Suisse Securities (USA) LLC, toll free at 1-800-221-1037, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Citizens Capital Markets, Inc. at (203) 900-6763, or J.P. Morgan Securities LLC collect at (212) 834-4533.